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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 9 2012 WASH, DC 310

SEC FILE NUMBER
8-66255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza 36th Fl.
(No. and Street)

New York N.Y. 10119
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack 917 923 1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, John Stevenson
(Name – *if individual, state last, first, middle name*)

129 4th Place Brooklyn NY 11231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.G. 3/30

OATH OR AFFIRMATION

I, Eric Gebaide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Advisors LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIKA JIMENEZ
~~NOTARY PUBLIC-STATE OF NEW YORK~~
No. 01JI6180205
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires January 07, 2016

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVATION ADVISORS LLC
(A Limited Liability Company)

FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

JOHN S. MILLER, CPA
129 4TH PLACE
BROOKLYN, NY 11231 **TEL 347-335-0601**

INDEPENDENT AUDITORS' REPORT

To the Member of Innovation Advisors, LLC

We have audited the accompanying statement of financial condition of Innovation Advisors, LLC, (the "Company") as of December 31, 2011, and the related statement of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Advisors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Brooklyn, NY
February 24, 2012

John S. Miller
CERTIFIED PUBLIC ACCOUNTANT

INNOVATION ADVISORS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2011

	ASSETS		
Cash		$	43,128
Prepaid expenses			7,749
	TOTAL ASSETS	$	50,877
	LIABILITIES AND MEMBER'S EQUITY		
Liabilities:			
	Accrued expenses and other liabilities	$	7,563
	TOTAL LIABILTIES	$	7,563
Member's equity			43,314
TOTAL LIABILITIES AND MEMBER'S EQUITY			50,877

The accompanying notes are an integral part of these financial statements.

INNOVATION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. Organization and Nature of Business

Innovation Advisors, LLC (the "Company") is a single member limited liability company. The single member is Innovation Advisors Holdings LLC. The Company was organized under the laws of the State of New York on June 9, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and with eighteen state jurisdictions. The Company and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC').

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to merger and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

2. Significant Accounting Policies

Revenue Recognition

The Company's revenue from investment banking and service fees is based on established agreements between the Company and its clients. Such revenue is recorded following the closing of a transaction and when collection is reasonably assured.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

During 2011, the Company had no assets or liabilities that required valuation under this standard.

3. **Concentration of Credit Risk**

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits.
For the year ended December 31, 2011, the Company derived 100% of its Fee income from contractual arrangements with two clients.

4. **Related Party Transactions**

The Company has an expense sharing agreement with its member owner whereby certain overhead expenses, are allocated to the Company. During the year $420,000 was charged to the Company as follows:

Salary	$ 264,000
Rent	60,000
Miscellaneous services	96,000
	$ 420,000

The Company paid, to the managing member of the member owner, commissions on success fees in the amount of $43,750

5. **Income Taxes**

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York State income tax purposes. The

Company's assets, liabilities, and items of income, deduction, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company's allocated share of local taxes, if any, is included in the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2008.

6. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one. Net capital and aggregate indebtedness change from day to day. As of December 31, 2011, the Company had net capital of $35,565, which was $30,565 in excess of the required minimum at that date. The Company's ratio of aggregate indebtedness to net capital was .21 to 1.

7. Contingencies

A portion of the Company's fee from one transaction that closed in 2011 remains in escrow. It is the Company's accounting policy (see Note 2 Revenue Recognition) that until the funds are released from escrow the Company will not include it in revenue. The Company does expect that the funds will be released from escrow, although the timing of such is not determinable.

8. **Subsequent Events**

Management has evaluated subsequent events through February 24, 2012, the date that the financial statements were available for issue.